SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 8)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:


                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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CUSIP No. 155569-10-6                                               Page 1 of 2


                         SCHEDULE 14D-1 AND SCHEDULE 13D
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      General Electric Company;
      I.R.S. Identification No. 14-0689340

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2.    Check the Appropriate Box if a Member of a Group      (a) [_]
                                                            (b) [_]

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3.    SEC Use Only

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4.    Sources of Funds
            OO

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5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(e) or 2(f)                            [X]

-------------------------------------------------------------------
6.    Citizenship or Place of Organization

            State of New York

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7.    Aggregate Amount Beneficially Owned by Each Reporting Person
            717,383,218

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8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain
      Shares                                                    [_]

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9.    Percent of Class Represented by Amount in Row (7)
            97.2%

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10.   Type of Reporting Person
            CO

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


CUSIP No. 155569-10-6                                               Page 2 of 2

                         SCHEDULE 14D-1 AND SCHEDULE 13D
-------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Persons

      General Electric Capital Corporation
      I.R.S. Identification No. 13-1500700

-------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group      (a) [_]
                                                            (b) [_]

-------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------
4.    Sources of Funds
            OO

-------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(e) or 2(f)
                                                                [_]

-------------------------------------------------------------------
6.    Citizenship or Place of Organization

            State of New York

-------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person
            717,383,218

-------------------------------------------------------------------
8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain
      Shares

                                                                [_]

-------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row (7)
            97.2%

-------------------------------------------------------------------
10.   Type of Reporting Person
            CO
-------------------------------------------------------------------


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


         This Amendment No. 8 ("Amendment No. 8") is to the Tender Offer Statement on Schedule 14D-1 and the statement of beneficial ownership on
Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

         Item 6(a) and (b) are hereby amended and supplemented by adding thereto the following:

         (a) and (b). As of October 24, 1997, GE Capital had received valid acceptances of the Offer in respect of 717,383,218 CTR Shares (including CTR Shares represented by CTR ADSs), which represents approximately 97.2% of the outstanding CTR Shares.

ITEM 10. ADDITIONAL INFORMATION

         The expiration date of the Subsequent Offer Period for the Offer which was scheduled for 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 24, 1997 has been extended to 10:00 p.m. (London time), 5:00 p.m. (New York City time), on November 21, 1997, unless the Offer is extended.

         On October 27, 1997, GE Capital issued two press releases, one in the United Kingdom and one in the United States, which announced the extension of the expiration date of the Subsequent Offer Period and set forth the number of valid acceptances of the Offer which had been received in respect of CTR Shares and CTR ADSs as of 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 24, 1997. A form of the press releases issued by GE Capital on October 27, 1997, is filed herewith as Exhibit (a)(26) and is incorporated by reference herein.


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


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(26)  Form of press announcement dated October 27, 1997.



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



                                   SIGNATURES

         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 27, 1997

                                      General Electric Company


                                      By /s/ Robert E. Healing

                                          Name:  Robert E. Healing
                                          Title:  Corporate Secretary


                                      General Electric Capital Corporation


                                      By /s/ R. Todd Bradley

                                         Name:  R. Todd Bradley
                                         Title:  Vice President


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


                                  EXHIBIT INDEX


Exhibit
Number                           Description of Document

(a)(26)                    Form of press announcement dated October 27, 1997


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